EXHIBIT 99.1

Campbell's® Chunky® Partners with Enthusiast Gaming to Launch the FuelUp Tournament with NFL Tuesday Night Gaming Sponsorship

Innovative brand experience combines social, content and gameplay initiatives in Fortnite Creative

CAMDEN, N.J. and LOS ANGELES, Dec. 05, 2023 (GLOBE NEWSWIRE) -- Campbell’s® Chunky®, the ‘Official Soup Sponsor of the NFL’ and Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (TSX: EGLX) are partnering to level up the soup brand’s gaming strategy with a sponsorship of the popular video gaming series, NFL Tuesday Night Gaming (“NFL TNG”). The comprehensive sponsorship program will be part of the second season of NFL TNG, a collaboration between the National Football League (NFL) and Enthusiast Gaming, featuring NFL players and Legends teaming up with top gaming creators to compete in popular video games. NFL TNG season two premiered September 12, 2023, on NFL TNG’s Twitch, YouTube and X channels.

As part of the campaign activation, Enthusiast Gaming has launched the Chunky FuelUp Community on Discord, connecting gamers with Fortnite developers, streamers and NFL talent in building and playing a brand-new Fortnite Creative game mode in the Chunky FuelUp Plaza. Throughout the campaign, the Discord channel will serve as a hub for community members to participate in live Community Game Nights with participating Fortnite creators SypherPK and Symfuhny and NFL players Ray-Ray McCloud and James Daniels. The immersive activation will culminate in a live tournament featuring the top scoring gamers, Fortnite streamers and NFL talent at the NFL TNG All-Star Game on January 30.

“The intersection between gaming and football is undeniable and the NFL Tuesday Night Gaming program is a great opportunity for us to connect with our core audience, delivering a unique experience,” said Marci Raible, VP Integrated Marketing, Campbell Soup Company. “Chunky and the NFL have been partners for more than a quarter of a century and we believe Chunky soup is inherently tied to the NFL. The brand’s expansion in metaverse activations shows our commitment to innovation and connecting with the gaming audience in a major way.”

“We developed NFL TNG to create a diverse, flexible and brand-safe platform for brands to engage with hard-to-reach consumers and this innovative custom program with Campbell’s is a great example of that,” commented Nick Brien, CEO at Enthusiast Gaming. “Through our partnership with the NFL, we are able to combine the worlds of gaming and football in an immersive and engaging way, delivering authentic, additive experiences to help our partners grow their relationships with coveted demographics. We are thrilled to welcome back Chunky as a returning sponsor and to continue to grow this exciting partnership as Campbell’s expands its footprint in the gaming community.”

The FuelUp Tournament’s qualifying round begins on December 18. The top six gamers who submit their high scores in Discord by January 10 will be split into Team SypherPK and Team Symfuhny to compete live in the playoffs during a NFL TNG episode. The top two scorers from each team will be flown out to Los Angeles to compete in-person at the NFL TNG All-Star Game with gaming and NFL talent during the week of the NFL Pro Bowl Games. Participants need to be aged 18+ to be eligible to compete for prizes including signed NFL merchandise, tickets to 2024-2025 NFL games, a Chunky Soup Basket and the ultimate glory of being crowned the Chunky FuelUp Champion.

The Chunky FuelUp Tournament is available to play in Fortnight Creative by entering the 12-digit code “4261-7980-7840” or heading to https://www.fortnite.com/@beyond/chunky-fuelup-plaza-4261-7980-7840. Fans can stream NFL TNG live every Tuesday at 7 p.m. ET on NFL TNG’s Twitch, YouTube and X channels.

About Campbell
For more than 150 years, Campbell (NYSE:CPB) has been connecting people through food they love. Generations of consumers have trusted us to provide delicious and affordable food and beverages. Headquartered in Camden, N.J. since 1869, the company generated fiscal 2023 net sales of $9.4 billion. Our portfolio includes iconic brands such as Campbell’s, Cape Cod, Goldfish, Kettle Brand, Lance, Late July, Milano, Pace, Pacific Foods, Pepperidge Farm, Prego, Snyder’s of Hanover, Swanson and V8. Campbell has a heritage of giving back and acting as a good steward of the environment. The company is a member of the Standard & Poor’s 500 as well as the FTSE4Good and Bloomberg Gender-Equality Indices. For more information, visit www.campbellsoupcompany.com.

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Campbell Soup Company Contacts
Casey Keshner
717.395.1642
casey_keshner@contractors.campbells.com

Enthusiast Gaming Holdings Contacts
Enthusiast Gaming – Felicia DellaFortuna, CFO
Investors: FNK IR – Rob Fink / Matt Chesler, CFA – investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

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